

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Nathan Givoni
Chief Executive Officer
Gelteq Pty Ltd
Level 7
612-616 St Kilda Rd
Melbourne VIC, 3004
Australia

> **Re: Gelteq Pty Ltd**
> **Registration Statement on Form F-1**
> **Filed August 30, 2022**
> **File No. 333-267169**

Dear Mr. Givoni:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed August 30, 2022

Recent Developments, page 5

1.   The USD $1.34 Pre-IPO stock sale price has been constant since March 2022 and reflects the cash price you have received in exchange for stock so it is not clear how you can reasonably disclose that the price is not an indicator of fair value. Either delete the disclosure here and on page F-29 or disclose your objective basis for making that assertion. We may have further comment.

Interim Financial Statements, page F-2

2.   As previously requested, please revise pages F-2 and F-5 to clearly define the beginning

and ending dates for each period presented. See the guidance in IAS 1.36 and IAS 1.51

3. We understand that in connection with the IPO, you changed your accounting policy in the interim period so that you can now report the R&D Tax Incentives as revenue instead of as components of your tax provision. As previously requested, please revise your financial statements to classify your tax credit income consistently between periods as required by IAS 8.19. In assessing materiality, we note that tax incentives and government grants are the only revenue sources reported in your financial statements.

Note 19, page F-52

4. The AUD$24 million of trade secrets acquired in the June 13, 2021 intangible asset acquisitions comprise over 94% of your total assets. IAS 38.45-47 provides guidance concerning the requirement that the asset's fair value be reliably measurable to qualify for recognition in your financial statements. It appears that you may have measured fair value solely by applying an unexplained 23% discount to private placement transactions from February and August of 2020. Your response states that this method was recommended by the same entity that you describe on page 33 as being involved in your material internal control weakness and as having limited IFRS experience. Please provide the objective basis for the 23% discount. Please identify the specific facts and circumstances that can reasonably explain why the fair value of your stock would have decreased from AUS$5.10 on June 13, 2021 to the approximate AUS$2 Pre-IPO raising (USD$1.34) reported in your March 31st and August 30th filings. Tell us the dates and sales prices of the transactions in which your Director, Mr. Olyniec, disposed of the stock he received from the June 13, 2021 acquisitions (pages 95-96) and whether any of the stock was sold for cash or other monetary assets. Include any shares received by Gladwyn Ventures since it appears that he was its sole Director per Exhibits 10.15 and 10.16. Discuss whether either Nutrigel or Sport Supplements issued any ownership interests for cash in the six months prior to the acquisitions. Tell us whether you considered these types of observable evidence in estimating the fair value of the acquired intangible assets since presumably such transactions were more proximate than the 2020 private placements. Compliance with IFRS 13.61-90 should be clearly evident. We may have further comment.

5. It remains unclear whether the June 13, 2021 transactions may have been between entities under common control. In this regard, it appears that Mr. Olyniec controlled Nutrigel and may have also controlled Sport Supplements depending on the shares he may have received through Gladwyn Ventures. Please quantify for us Mr. Olyniec's ownership interest in these entities and tell us what percentage ownership interest he directly and indirectly held in the Registrant upon consummation of the June 13, 2021 transactions. If the transactions were between entities under common control, then please clarify that fact in the filing.

General

6. The cover page of the IPO Prospectus indicates that you intend to apply to list your

common stock on the Nasdaq Capital Market while also warning that no assurance can be given that your application will be approved. Please note that prior to effectiveness the prospectus must clearly state whether Nasdaq has approved a listing application.

7. We refer to your explanatory note regarding the two alternate prospectuses for the primary and secondary offering. Please provide us an analysis explaining your basis for determining that the secondary offering is eligible to be made under Rule 415(a)(1)(i). In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09.

8. In relation to the newly added Resale Prospectus, we note your statement on the cover page that any shares sold by the selling shareholders before your ordinary shares are listed or quoted on an established public trading market will take place at $5.00. However, we also note your statement that no sales of the shares covered by the Resale Prospectus shall occur until the ordinary shares sold in your initial public offering begin trading on Nasdaq. Please reconcile these statements and revise your disclosure accordingly. Please also confirm your statement on the cover page of the main prospectus that the IPO will not proceed if the Nasdaq listing is not approved.

9. We note your newly added disclosure throughout the registration statement regarding the Pre-IPO Raise. Please clarify when the final closing is expected to occur and whether the shares to be issued in the Pre-IPO Raise are included in the Resale Prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard I. Anslow, Esq.